UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 4 February 2013

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code:HMY
ISIN: ZAE000015228

Q2 FY13



RESULTS FOR THE SECOND QUARTER FY13 AND SIX MONTHS ENDED 31 DECEMBER 2012

KEY FEATURES

Quarter on quarter#:

↗ 28% increase in headline earnings per share* to 158 SA cents (18 US cents)

↗ Doornkop's build-up takes its production to over a tonne of gold for the quarter

↗ 6% increase in underground grade – third consecutive quarter of grade improvements

↗ Gold production decreased by 9% to 9 074kg (291 734oz)

↗ South African operations (excluding Kusasalethu) increased gold production by 3%

↗ Operating profit[1] 16% higher at R1.6 billion (US$188 million)

↗ Cash operating cost improved by 4% to R2.8 billion (US$323 million)

↗ Committed to more housing projects

↗ Interim dividend of 50 SA cents declared

\# All figures represent continuing operations unless stated otherwise

* Includes discontinued operations

[1] Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement

FINANCIAL SUMMARY FOR THE SECOND QUARTER FY13 ENDED 31 DECEMBER 2012

		Quarter December 2012#	Quarter September 2012#	Q-on-Q variance %	6 months December 2012#	6 months December 2011#	Variance %
Gold produced	– kg	9 074	10 013	(9)	19 087	19 114	(1)
	– oz	291 734	321 924	(9)	613 658	614 529	(1)
Cash operating costs	– R/kg	310 858	294 404	(6)	302 226	261 785	(15)
	– US$/oz	1 115	1 110	(1)	1 111	1 070	(4)
Gold sold	– kg	9 614	9 704	(1)	19 318	19 173	1
	– oz	309 097	311 992	(1)	621 089	616 427	1
Gold price received	– R/kg	479 801	440 868	9	460 244	418 719	10
	– US$/oz	1 722	1 663	4	1 692	1 712	(1)
Operating profit [1]	– R million	1 633	1 408	16	3 041	3 015	1
	– US$ million	188	171	10	360	396	(9)
Basic earnings per share*	– SAc/s	169	121	40	290	354	(18)
	– USc/s	19	15	27	34	46	(26)
Headline profit/(loss)*	– Rm	680	529	29	1 209	1 452	(17)
	– US$m	78	64	22	143	191	(25)
Headline earnings per share*	– SAc/s	158	123	28	281	337	(17)
	– USc/s	18	15	20	33	44	(25)
Exchange rate	– R/US$	8.67	8.25	5	8.46	7.61	11

\# Figures represent continuing operations unless stated otherwise

[1] Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement

* Including discontinued operations

Shareholder information		
Issued ordinary share capital at 31 December 2012		435 257 691
Issued ordinary share capital at 30 September 2012		435 064 236
Market capitalisation		
At 31 December 2012	(ZARm)	32 209
At 31 December 2012	(US$m)	3 796
At 30 September 2012	(ZARm)	30 381
At 30 September 2012	(US$m)	3 682
Harmony ordinary share and ADR prices		
12-month high (1 January 2011 – 31 December 2012) for ordinary shares		R101.75
12-month low (1 January 2011 – 31 December 2012) for ordinary shares		R65.20
12-month high (1 January 2011 – 31 December 2012) for ADRs		US$13.31
12-month low (1 January 2011 – 31 December 2012) for ADRs		US$7.50
Free float		100%
ADR ratio		1:1
JSE Limited		HAR
Range for quarter (1 October 2012 – 31 December 2012 closing prices)		R65.20 – 74.05
Average daily volume for the quarter (1 October 2012 – 31 December 2012)		1 558 920 shares
Range for quarter (1 July 2012 – 30 September 2012 closing prices)		R66.90 – R70.99
Average daily volume for the quarter (1 July 2012 – 30 September 2012)		2 411 137 shares
New York Stock Exchange, Inc including other US trading platforms		HMY
Range for quarter (1 October 2012 – 31 December 2012 closing prices)		US$7.50 – US$8.96
Average daily volume for the quarter (1 October 2012 – 31 December 2012)		2 392 671 shares
Range for quarter (1 July 2012 – 30 September 2012 closing prices)		US$7.85 – US$8.40
Average daily volume for the quarter (1 July 2012 – 30 September 2012)		2 440 148 shares
Investors' calendar		2013
Q3 FY13 results		3 May 2013#
Q4 FY13 results		14 August 2013#
Investor Day		28 August 2013#
Q1 FY14		*8 November 2013#*
#These dates may change in future		





Harmony's Integrated Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its Annual Report filed on a Form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2012 are available on our website:
www.harmony.co.za

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.

These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Reserves and resources South Africa:

Jaco Boshoff, Pri Sci Nat, who has 16 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Reserves and resources PNG:

Stuart Hayward for the Wafi-Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wafi-Golpu Services Limited. Mr Francis and Mr Kruger are full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is Harmony's joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wafi-Golpu project.

There has been no material changes in the mineral reserves declared as at 30 June 2012.

Chief executive officer's review

"During the past quarter our underground grade improved by 6%, cash operating unit costs of underground operations increased by 5% and the Rand gold price received was 9% higher quarter on quarter. We recorded an operating profit of R1.6 billion and have declared an interim dividend of 50 SA cents. Overall a strong financial quarter for Harmony, notwithstanding the negative impact on operating performance due to labour disruptions at Kusasalethu", said Graham Briggs, chief executive officer of Harmony.

Safety

The number of safety achievements increased significantly over the past 12 months. We have demonstrated through our decision at Kusasalethu that safety is our main priority. More needs to be done however. It is with deep regret and disappointment that Harmony has recorded three fatalities during the quarter. We extend our deepest sympathy to the families and colleagues of: Kelvin Mwale (boiler maker at Evander), Eliot Zungu (driller at Kusasalethu) and Sechaba Moses Nkhatho (long haul drive operator at Tshepong).

Read more about our safety initiatives on page 4.

Operational and financial results

Gold production decreased by 9% (939kg) in the December 2012 quarter to 9 074kg from 10 013kg in the September 2012 quarter. This was all as a result of the unprotected strike and labour disruptions at Kusasalethu.

Operating profit for the December 2012 quarter increased by R225 million or 16% to R1 633 million. The increase in operating profit was due to a decrease in cash operating costs and an increase in the gold price received.

Cash operating costs in the December 2012 quarter decreased by R127 million, mainly as a result of lower electricity costs (summer tariffs).

The rand per kilogram unit cost for the December 2012 quarter increased by 6% from R294 404/kg in the September 2012 quarter to R310 858/kg in the December quarter, due to the decrease in gold production.

Capital spent for the quarter increased as expected, from R764 million to R867 million as the underspending in the September 2012 quarter came through in the December 2012 quarter.

Kusasalethu

Our Kusasalethu mine in South Africa has experienced a pattern of violence and unprotected industrial action by some employees and contractors during the December 2012 quarter.

The mine was temporarily closed on 20 December 2012 for security and safety reasons and employees were informed not to return to work until further notice. The on-going unlawful events caused management to give serious consideration to both the operational and financial position of the mine and the future viability of Kusasalethu.

On 7 January 2013, the Company announced that Kusasalethu will remain closed until such time as it is safe enough for its employees to commence mining activities. Bilateral discussions with labour and a Section 189 process in terms of the Labour Relations Act 66 of 1995 (LRA) commenced on 7 January 2013. At the last meeting held on 29 January 2013 the unions accepted Harmony's rationale for issuing the section 189 in terms of the LRA. The conditions under which the

mine could be re-opened were also discussed. We have made some progress and we are one step closer to finding a sustainable solution to re-opening Kusasalethu. However, the mine remains closed until an agreement has been reached and all the conditions of re-opening it have been agreed upon and committed to by all the unions and other stakeholders involved. The unions and Harmony have until 7 March 2013 to make a decision about the future of Kusasalethu.

Should the afore-mentioned process of discussion and consultation with labour fail to achieve agreement on and undertakings to comply fully with the specified conditions for the mine to resume safe production, the Section 189A process will have to continue and be concluded. This could lead to Kusasalethu's possible indefinite closure, with possible significant job losses and negative impacts across a broad front on the mine's host community.

Gold market

The United States (US) dollar gold price reached its 12th year of consecutive price gains towards the end of calendar year 2012. Given the uncertainty in the global economy, we believe that gold will become more attractive as an investment option and that the gold price may increase further during calendar year 2013.

The Rand gold price received increased to R479 801/kg in the December 2012 quarter, in comparison to R440 868/kg in the previous quarter. During the December 2012 quarter the Rand weakened by 5% to US$/R8.67 (US$/R8.25 in the September 2012 quarter). The weaker Rand combined with a 4% increase in the US dollar gold price to US$1 722/oz (US$1 663/oz in the September 2012 quarter) resulted in the higher rand per kilogram gold price received.

Environmental management

At Harmony, we are committed to building a robust, sustainable company for our current stakeholders and for future generations through exploration, development and operating gold mines. When the orebody is depleted, we ensure that the decommissioning and closing of operations are done safely and responsibly. We aim to provide shared value for the Company and its shareholders, the country in which we operate and our host communities, as well as the biophysical environment.

The Free State Rehabilitation Project began in May 2010, its impetus coming from several shaft closures within the Virginia operations and amongst the old shafts that had been acquired by Harmony over the previous 10 years. Once mining operations ceased at these shafts, they had to be decommissioned and appropriately shut down, in terms of legislation.

While this project revolves around the closure of mining operations and all that this entails, it also seeks to mitigate the impact such closures have on the socio-economic sustainability of communities that depend on mining in the Free State.

The project is progressing well and has resulted in a further reduction of the environmental liability as determined for the Department of Mineral Resources by R24 million in the last six months (total of R124 million cumulatively since the inception of the project). More information on our environmental management can be found on our website www.harmony.co.za.

Our post-mining land use objectives are based on factors including:

• compatibility with surrounding uses; community expectations;
• biodiversity protection; and regulatory requirements. Consistent with sustainable development principles, mining operations should be regarded as transient land use, implying that, post-mining, the

land should be restored so that its value is equivalent to or better than pre-mining.

We see the value of land as being measured both in economic and socio-ecological terms. In this case, rehabilitation entails restoring the land to its future value-adding use. Our programme goes beyond the process of demolition of infrastructure and backfilling of inert material to smoothing out the landscape; it also identifies the socio-economic value-add that can be created on rehabilitated land. Harmony participated in the Carbon Disclosure Programme (Top 100 JSE Companies) and was placed 3rd with a 98% score. Influenced by this achievement, Harmony was again included into the Nedbank BettaBeta Green Exchange Traded Fund ("BGREEN EFT), propelling Harmony into the top 20 of the fund with it finishing in the Top 10 (placed 8th).

Wafi-Golpu

Drilling performance continued to show a noticeable improvement and will remain an important focus, with geotechnical data acquisition and additional mineral resources being key priorities. The next phase of the metallurgical test work program, focusing on testing alternative flowsheets to improve gold recovery commenced in November 2012.

Evander

Harmony entered into an agreement to sell its 100% interest in Evander Gold Mines Limited (Evander) to Emerald Panther Investments 91 (Proprietary) Limited (EP), a wholly owned subsidiary of Pan African Resources Plc, for R1.5 billion during May 2012. The transaction remains subject to the consent of the Minister of Mineral Resources in accordance with section 11 of the Mineral and Petroleum Resources Development Act. Once the transaction becomes unconditional, EP will be required to pay the purchase consideration in cash to Harmony.

Silicosis

Harmony has been served with an application for a certification of a class action by applicants claiming to have suffered from a silica induced ailment called silicosis by two law firms in two separate class certification applications.

We took advice in this regard and are following the normal legal processes and will defend the matters on their merits.

Harmony regards the safety and health of each and every one of its employees paramount to its business and continues to do whatever is reasonably possible to provide a safe and healthy environment in which to work. We play an active role within the Chamber of Mines' structure to continuously engage with relevant stakeholders, i.e. organised labour and government to find a lasting solution to the safety and health of the mining industry.

Dividend

We are pleased to report that the board has agreed to paying an interim dividend of 50 SA cents.

Conclusion

Our focus in the next quarter will be on saving Kusasalethu. The investment rationale for Harmony remains unchanged, we:

• are one of the world's largest gold miners;
• have high-grade mines in South Africa and PNG;
• own a world-class exploration project (Golpu in PNG);
• support meaningful and responsible corporate social investment;
• minimise and mitigate the impacts to the environment;
• pay dividends;
• remain unhedged with low debt;
• are supported by a strong, focused management team.

We will continue to apply our values (safety, accountable, achievement, connected and honesty) – even at the cost of production.

As one of the largest employers in the South African mining industry, Harmony has accepted not only its legal responsibility but also its moral obligation to contribute to the transformation of the mining industry, whilst supporting the country's imperatives in respect of social development. Apart from supporting our social license to operate, we promote good corporate citizenship, respecting the fragility of the environment and the dignity and rights of the communities in which we operate.

We put back more than what we take out.

Graham Briggs
Chief executive officer

Safety and health

The safety and well-being of our workforce is our main priority. At Harmony our commitment to safety and health is a fundamental part of our culture and we are committed to providing a safe and healthy workplace for our employees.

During the quarter, workshops have been conducted with IRCA Global on the individual modules of the occupational health and safety management systems to improve the quality of the system. This system reaffirms and formally documents corporate standards for the management of health and safety at Harmony's South Africa operations, which also ensures standardisation of the management system at all operations.

A high level audit has been conducted at Masimong during the quarter and audit reviews were done at Target 1 and Target 3 shafts and the Target metallurgical plant by the chief executive officer and various other executives.

All safety parameters improved quarter on quarter and year to date, except for the Fatality Injury Frequency Rate (FIFR) and the rail bound equipment injury rate.

It is with deep regret that we report that three fatalities occurred in three separate incidences at Evander, Kusasalethu and Tshepong respectively during the December 2012 quarter, which kept the FIFR the same quarter on quarter at 0.13 (including Evander). The 2013 year to date FIFR rate, however improved by 19% when compared to the actual figure for the previous year (from 0.16 to 0.13).

The year on year Lost Time Injury Frequency Rate (LTIFR) improved at most of the South African operations. The LTIFR for 2013 year to date improved by 19% from 7.29 to 5.92 and the rate for the quarter is at its lowest level ever at 5.73, which is a 6% improvement from the previous quarter.

The number of safety achievements has increased significantly over the past 12 months and has encouraged us to improve our performance even more. Additional focus has been placed on the communication of these achievements within Harmony to ensure there is a balanced health and safety message within the group.

Significant safety achievements during the quarter were:

• Phakisa achieved 2 000 000 fatality free shifts.
• Tshepong, Kusasalethu and Doornkop achieved 1 000 000 fatality free shifts.

• Doornkop achieved 5 500 000 fall of ground fatality free shifts.

Harmony will continue to promote the safety and health of our workforce, by maintaining a safe working environment and proactively supporting the physical and emotional wellbeing of our people.

Financial overview

Net profit

The net profit for the December 2012 quarter was R731 million, 40% higher than the previous quarter. A 9% increase in the rand gold price received at R479 801/kg and the decrease in cash operating cost of R127 million, offset the effect of the decrease in production of 939kg, or 9%, following the unprotected strike and lawlessness at Kusasalethu in October 2012.

Exploration expenditure

During the December 2012 quarter, the drilling programme at Wafi-Golpu continued along with drilling at our other sites in PNG. We spent R152 million in the South-east Asia region during the quarter, compared with R128 million in the prior quarter.

Profit on sale of property, plant and equipment

The amount of R69 million includes R60 million for the sale of the Merriespruit South mining right to Witswatersrand Consolidated Gold Resources Limited (Wits Gold), which was concluded during the December 2012 quarter.

Impairment of investments

The impairment of investments amounting to R48 million in September 2012 quarter recorded in the income statement is the reduction in the fair market value on the investment in Wits Gold. During the current quarter, the value of the investment increased by R13 million and this increase was recorded in fair value reserves.

Net gain on financial instruments

The net gain on financial instruments was R92 million in the December 2012 quarter. The gain of R92 million is due to the increased market value of the rehabilitation trust funds' Equity-Linked Deposits, resulting from the JSE reaching an all-time high.

Earnings per share

Total basic earnings per share increased from 121 SA cents to 169 SA cents per share in the December 2012 quarter. Total headline earnings per share increased from 123 SA cents to 158 SA cents per share.

Investment in financial assets

During the December 2012 quarter, Harmony purchased an additional 3.9% interest in Rand Refinery for R39 million.

Borrowings and cash

Cash and cash equivalents increased by R245 million to R2 511 million at 31 December 2012 following good operational results by the majority of the group's mines. A drawdown of US$40 million from the US$ syndicated revolving credit facility resulted in an increase in borrowings, offset by a payment of R153 million on the Nedbank term facilities. The cash in excess of debt for the group improved to R138 million.

Assets and liabilities of disposal groups held for sale

Increases in the cash balances and mining assets resulted in an increase in the net assets of the disposal group for Evander Gold Mines Limited during the December 2012 quarter.

NOTICE OF CASH DIVIDEND

Declaration of Ordinary Dividend No. 85

The board has approved and declared an interim dividend of 50 SA cents per ordinary share (gross) in respect of the six months ended 31 December 2012.

The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a)(i) to (x) and 11.17(c) of the JSE Listings Requirements the following additional information is disclosed:

– The dividend has been declared out of income reserves;
– The local Dividends Tax rate is 15% (fifteen per centum);
– There are no Secondary Taxation on Companies (STC) credits available;
– The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
– The net local dividend amount is 42.5 SA cents per ordinary share for shareholders liable to pay the Dividends Tax;
– Harmony has currently 435 257 691 ordinary shares in issue (which includes 3 547 381 treasury shares); and
– Harmony Gold Mining Company Limited's income tax reference number is 9240/012/60/0.

Dividend No. 85 of 50 SA cents per ordinary share, being the dividend for the six months ended 31 December 2012, has been declared payable on Monday, 11 March 2013 to those shareholders recorded in the books of the company at the close of business on Friday, 8 March 2013. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than Friday, 1 March 2013.

Last date to trade ordinary shares Friday, cum dividend	Friday, 1 March 2013
Ordinary shares trade ex-dividend	Monday, 4 March 2013
Currency conversion date in respect of the UK own name shareholders	Monday, 1 March 2013
Record date	Friday, 8 March 2013
Payment date	Monday, 11 March 2013

No dematerialisation or rematerialisation of share certificates may occur between Monday, 4 March 2013 and Friday, 8 March 2013, both dates inclusive, nor may any transfers between registers take place during this period.

Operational overview

GROUP OPERATIONAL RESULTS

Continuing operations (excludes Evander)

Indicator	Units	December 2012	September 2012	% variance
Underground tonnes	000	1 594	1 880	(15)
Surface tonnes	000	2 886	2 881	–
Total tonnes	**000**	**4 460**	**4 761**	**(6)**
Underground grade	g/t	4.77	4.52	6
Surface grade	g/t	0.51	0.52	(2)
Total grade	**g/t**	**2.03**	**2.10**	**(3)**
Gold produced	**kg**	**9 074**	**10 013**	**(9)**
Cash operating costs	**R/kg**	**310 858**	**294 404**	**(6)**
Operating profit	**R'000**	**1 633 173**	**1 408 376**	**16**

Harmony increased its operating profit for the December 2012 quarter by 16% to R1.6 billion, as a result of improved underground recovered grade at the South African operations (excluding Kusasalethu) and a 9% increase in the Rand gold price received at R479 801/kg.

A third consecutive quarter of increased underground recovered grade at 4.77g/t was achieved, while tonnes milled decreased by 15% to 1 594 000t, mainly due to the labour disruptions at Kusasalethu.

Harmony produced 9 074kg of gold, 9% less quarter on quarter due to the unprotected strike and lawlessness at Kusasalethu and related subsequent events at the mine. Please see page 3 for more details.

As Kusasalethu is Harmony's biggest gold producing mine, the 58% decrease in tonnes milled at 138 000t and 75% less gold produced at 402kg, adversely affected the results of the group. Overall, cash operating costs increased by 6% to R310 858/kg when compared to the R294 404/kg of the previous quarter.

Kusasalethu

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	138	328	(58)
Grade	g/t	2.91	4.88	(40)
Gold produced	kg	402	1 601	(75)
Cash operating costs	R/kg	857 928	282 606	(>100)
Operating profit/(loss)	R'000	(113 450)	249 961	(>100)

Production at Kusasalethu decreased by 75% to 402kg for the quarter as a result of a 58% reduction in tonnes milled (from 328 000 tonnes in the September 2012 quarter to 138 000 tonnes in the December 2012 quarter).

Grade also decreased quarter on quarter by 40% from 4.88g/t to 2.91g/t. The lower grade was mainly due to the higher ratio of waste tonnes from development areas compared to reef stoping and stopping the plant earlier than planned for the festive season, due to threats and intimidation by labour during December 2012.

Cash operating costs increased threefold at R857 928/kg due to lower gold production and resulted in Kusasalethu recording an operating loss of R113 million for the quarter.

Doornkop

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	272	245	11
Grade	g/t	3.69	3.56	4
Gold produced	kg	1 004	871	15
Cash operating costs	R/kg	269 449	294 156	8
Operating profit	R'000	217 794	125 560	74

Doornkop's build-up takes its production to over a tonne of gold for the quarter, proof that the mine is building up towards its full production potential. Gold production at Doornkop was 15% higher at 1 004kg, due to an 11% increase in tonnes milled quarter on quarter at 272 000t, together with a 4% increase in recovered grade at 3.69g/t from both the South- and the Kimberly Reef.

Cash operating costs decreased by 8% to R269 449/kg, due to an increase in gold production and lower summer electricity tariffs. Higher gold production resulted in a 74% increase quarter on quarter, in operating profit at R218 million.

Phakisa

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	128	142	(10)
Grade	g/t	5.38	4.78	13
Gold produced	kg	688	679	1
Cash operating costs	R/kg	338 233	367 785	8
Operating profit	R'000	99 575	47 800	>100

Phakisa doubled its operating profit quarter on quarter to R100 million, due to a higher recovery grade of 5.38g/t and an 8% improvement quarter on quarter in cash operating costs at R338 233/kg.

The decrease in tonnage is due to damages to the Freddies No. 3 ventilation shaft caused by the scaling of a 100 metres shale formation in the upper portion of the shaft. The adverse environmental conditions caused by the failure of the No. 3 ventilation shaft, forced stoppages in certain working areas. The ventilation challenges are currently being assessed in order to resolve the situation and an initial estimate indicates that all remedial work could be completed by the end of the calendar year.

Tshepong

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	254	313	(19)
Grade	g/t	4.53	3.70	22
Gold produced	kg	1 151	1 159	(1)
Cash operating costs	R/kg	309 081	329 079	6
Operating profit	R'000	199 169	126 551	57

Tshepong recorded a 57% increase in operating profit of R199 million when compared to the previous quarter, due to lower cash operating costs at R309 081/kg and an increase of 22% in recovered grade at 4.53g/t. The recovered grade improved after it was discovered and subsequently resolved that waste and reef ore has been mixed at the operation due to cross tramming.

Gold production remained steady at 1 151kg as tonnes milled decreased by 19% to 254 000t.

Masimong

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	216	261	(17)
Grade	g/t	4.59	3.78	21
Gold produced	kg	991	987	0.4
Cash operating costs	R/kg	252 109	265 698	5
Operating profit	R'000	228 129	177 406	29

Gold production at Masimong remained steady at 991kg. Recovered grade increased by 21% to 4.59g/t and the improvement is attributable to the restoration of tramming of waste and reef discipline. Tonnes milled decreased by 17% to 216 000t due to the split of the waste and the reef during the quarter.

The cash operating costs improved by 5% to R252 109/kg mainly due to less volumes and lower summer electricity rates. The higher gold price and grade resulted in an operating profit of R228 million, a 29% increase compared to the previous quarter.

Hidden Valley (held in Morobe Mining Joint Ventures (MMJV) – 50% of attributable production reflected)

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	456	491	(7)
Grade	g/t	1.41	1.40	1
Gold produced	kg	642	689	(7)
Cash operating costs	R/kg	451 424	379 303	(19)
Operating profit	R'000	32 246	26 066	24

Gold production at Hidden Valley for the quarter is 7% lower than the previous quarter at 642kg and silver production increased by 5% to 470 623oz in the December quarter. Lower gold production resulted from reduced mill throughput due to lower plant availability during the quarter, with 7% less tonnes milled at 456 000t. Silver production increased as a result of higher grades and recovery rates.

A 24% higher operating profit of R32 million was recorded for Hidden Valley, due to the higher gold price. Cash operating costs increased by 19% to R451 424/kg. Higher cash operating costs can be attributed to the decrease in gold production, the increase in diesel fuel usage for power generation and an increase in consumption of reagents.

The crusher installation, located at the front end of the overland conveyor is progressing and will be commissioned in April 2013, one month later than forecast. After this crusher is commissioned, operating costs are expected to reduce with the removal of higher cost trucking of ore to the mill.

To improve productivity and reduce costs, our focus will specifically be on:

• improving the mining performance and quality of mining to allow access to higher grade ore;

• implementing an effective overland conveyor haulage solution through the crusher installation which will allow reduced operating costs;

• presenting higher gold and silver grade Hidden Valley Kaveroi material to the processing plant;

• improving gold and silver recoveries in the processing plant through stabilised ore feed at current nameplate capacity (approximately 350 000 tonnes per month) and reducing the cost base post the crusher installation. These challenges, however, will result in Hidden Valley's production being below guidance for the full financial year at approximately 90 000 ounces.

Target 1

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	178	178	–
Grade	g/t	6.10	6.02	1
Gold produced	kg	1 086	1 071	1
Cash operating costs	R/kg	212 656	221 587	4
Operating profit	R'000	295 282	218 952	35

Tonnes remained steady at 178 000 tonnes and recovered grade improved quarter on quarter to 6.10g/t, which resulted in a 1% increase in gold production to 1 086kg. Unavailability of trackless equipment up to the last week of November 2012, hampered the tonnage delivery, but this will be resolved in the March 2013 quarter after a new load haul dumper was acquired to assist to increase the output.

Cash operating costs improved by 4% quarter on quarter to R212 656/kg, mainly due to the lower summer electricity tariffs.

The operating profit of R295 million, representing a 35% increase quarter on quarter, is attributed to the increase in gold price and the lower cash operating costs.

Bambanani

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	42	33	27
Grade	g/t	8.50	10.21	(17)
Gold produced	kg	357	337	6
Cash operating costs	R/kg	332 224	329 674	(1)
Operating profit/(loss)	R'000	53 493	40 649	32

Tonnes milled at Bambanani improved by 27% to 42 000t, while recovered grade decreased by 17% quarter-on-quarter to 8.50g/t, due to an increase in stoping width at the mine. As a result of higher volumes, gold production increased by 6% to 357kg of gold when compared to the previous quarter.

Cash operating costs remained steady at R332 224/kg, despite the increase in gold production, due to the increase in labour crews for additional work required. Bambanani started to supply compressed air to Steyn 2 and therefore Bambanani's power costs are expected to increase proportionately in future.

Bambanani recorded a 32% increase in operating profit from R41 million in the September quarter to R53 million in the December quarter under review, due to the higher gold production.

Joel

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	154	167	(8)
Grade	g/t	5.52	5.39	2
Gold produced	kg	850	900	(6)
Cash operating costs	R/kg	194 233	189 823	(2)
Operating profit	R'000	265 772	212 482	25

Joel's recovered grade improved by 2% to 5.52g/t, due to higher than expected face grades and its focus on clean mining. Gold production was lower at 850kg due to an 8% decrease in tonnes milled at 154 000t.

Cash operating costs increased by 2% quarter on quarter to R194 233/kg, due to slightly lower gold production. Joel remains the lowest cost producer in the group.

Joel generated an operating profit of R266 million, representing a 25% increase quarter on quarter.

Unisel

Indicator	Units	December 2012	September 2012	% variance
Tonnes milled	000	117	116	1
Grade	g/t	4.55	3.71	23
Gold produced	kg	532	430	24
Cash operating costs	R/kg	280 244	338 063	17
Operating profit	R'000	109 414	44 450	>100

Unisel had an improved production quarter and resultantly doubled its operating profit to R109 million

A 24% quarter on quarter increase in gold production is attributed to the 23% improvement in recovered grade. Tonnes milled remained steady at 117 000t. Cash operating costs improved by 17% quarter on quarter to R280 244/kg due to increased gold production.

Target 3

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	82	87	(6)
Grade	g/t	5.26	4.22	25
Gold produced	kg	431	367	17
Cash operating costs	R/kg	305 935	359 738	15
Operating profit	R'000	75 569	26 776	>100

The recovered grade at Target 3 improved from 4.22g/t to 5.26g/t quarter on quarter, mainly due to the split of reef and waste and an increase in grade at both the B Reef and Basal Reef. Gold production increased by 17% to 431kg, due to the 25% increase in recovered grade.

Cash operating costs improved by 15% from R359 738/kg in the previous quarter to R305 935/kg in the current quarter, due to higher gold production.

An operating profit of R76 million was recorded, more than a 100% increase quarter on quarter, due to lower operating costs and higher gold production.

Steyn 2

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	13	10	30
Grade	g/t	8.92	10.10	(12)
Gold produced	kg	116	101	15
Cash operating costs	R/kg	300 069	383 436	22
Operating profit/(loss)	R'000	21 282	5 568	>100

Steyn 2 also recorded and an increase in its operating profit of more than a 100% at R21 million, as a result of the 15% increase in gold production to 116kg. The increase in gold production is due to the 30% increase in tonnes milled quarter on quarter, from 10 000t to 13 000t. Recovery grade decreased 12% to 8.92g/t, due to lower face grade and a lower plant call factor.

Cash operating costs improved by 22% to R300 069/kg, mainly due to the higher gold production as well as a reduction of the power costs (Steyn 2 is now receiving compressed air from Bambanani shaft).

TOTAL SOUTH AFRICAN SURFACE OPERATIONS

Continuing Operations (excluding Evander surface sources)

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	2 410	2 390	1
Grade	g/t	0.34	0.34	–
Gold produced	kg	824	821	(6)
Cash operating costs	R/kg	299 511	303 430	1
Operating profit	R'000	148 898	106 155	40

Recovered grade, tonnes milled and gold production remained steady at the South African continuing surface sources at 0.34g/t, 2 410 000t and 824kg respectively. Surface sources generated a 40% higher operating profit of R149 million due to the increase in the gold price received, whilst cash operating costs remained steady at R299 511/kg.

Kalgold

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	309	390	(21)
Grade	g/t	1.06	0.87	22
Gold produced	kg	326	340	(4)
Cash operating costs	R/kg	291 991	251 459	(16)
Operating profit	R'000	61 733	59 762	3

Tonnes milled for the quarter decreased by 21% to 309 000t, due to the unavailability of the C mill as a result of a mill pinion breakdown. Recovered grade at Kalgold improved notably quarter on quarter by 22% to 1.06g/t, as a result of better grades from the A Zone pit. Gold production was 14kg lower due to the decrease in milled volumes, countering the effect of the improvement in recovered grade.

Phoenix (tailings)

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	1 276	1 286	(1)
Grade	g/t	0.163	0.156	4
Gold produced	kg	208	201	3
Cash operating costs	R/kg	261 135	287 239	9
Operating profit	R'000	44 970	25 930	73

Gold production was 3% higher at 208kg due to a 4% improvement in recovered grade at 0.163g/t. Tonnes milled quarter on quarter remained steady at 1 276 000t.

Cash operating costs improved by 9% to R261 135/kg and together with the higher gold production, contributed to a 73% increase in operating profit at R45 million.

Surface dumps (excluding Evander surface sources)

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	825	714	16
Grade	g/t	0.35	0.39	(10)
Gold produced	kg	290	280	4
Cash operating costs	R/kg	335 490	378 161	11
Operating profit	R'000	42 195	20 463	>100

Recovered grade decreased quarter on quarter by 10% to 0.35g/t, but was off-set by a 16% increase in tonnes processed, which resulted in a 4% increase in gold production at 290kg.

Operating profit increased to R42 million due to higher gold production and an 11% decrease in cash operating costs of R335 490/kg.

DISCONTINUED OPERATION – EVANDER

Total Evander (Underground and surface)

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	141	159	(11)
Grade	g/t	4.70	5.14	(9)
Gold produced	kg	663	817	(19)
Cash operating costs	R/kg	297 813	259 613	(15)
Operating profit/(loss)	R'000	128 724	141 358	(9)

Evander underground

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	91	117	(22)
Grade	g/t	6.87	6.48	6
Gold produced	kg	625	758	(18)
Cash operating costs	R/kg	298 787	268 873	(11)
Operating profit/(loss)	R'000	121 084	123 741	(2)

Evander surface sources

Indicator	Units	December 2012	September 2012	% variance
Tonnes	000	50	42	19
Grade	g/t	0.76	1.40	(46)
Gold produced	kg	38	59	(36)
Cash operating costs	R/kg	281 789	143 220	(97)
Operating profit/(loss)	R'000	7 640	17 617	(57)

Underground tonnes at Evander decreased by 22% to 91 000t, while grade improved by 6% to 6.87g/t. Gold production was lower at 625kg, due to less tonnes being processed during the quarter.

Lower gold production resulted in an 11% increase in the cash operating costs to R298 787/kg.

Development

The main purpose of development is to explore the potential of future mining operations. A development programme is vital to the life of a mine.

The on-reef development grade of a shaft is an indication of the grades that will be mined in future. Important information such as expected geological structures, dip of the orebody and channel width is derived.

Depending on the shaft layout – such as the length of the raise line and spacing – ledging and stoping will take place approximately 18 to 36 months after on-reef development. Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to be profitably mined and to continuously upgrade resources to reserves.


Mineral reserves block grades vs development grades
December 2012 (Quarter 2)
Cmg/t
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Mineral Reserves Block Grade (cmg/t)
Rolling 4 Quarter ave Dev Grade (cmg/t)
Current Quarter ave Dev Grade (cmg/t)
KUSASALETHU
DOORNKOP
PHAKISA
TSHEPONG
MASIMONG
TARGET 1
BAMBANANI
JOEL
UNISEL
TARGET 3
STEYN 2*
EVANDER 8
* No reef development was done at Steyn 2 during this period, only shaft extraction.

Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Kusasalethu

The quarter on quarter development grade has increased substantially due to very good values intersected in a localised area of well mineralised Ventersdorp Contact Reef (VCR). In the remainder of the areas being developed the grades reported are also in line with or above the reserve grade.

Doornkop

The development grade is in line with the previous quarter and is as expected for the areas that are being developed on the South Reef. Good progress is being made with the development of the South Reef at Doornkop.

Phakisa

There was virtually no change in the quarter on quarter development grades. Grades are as expected but will increase as more development takes place towards the higher grade areas towards the north and south of the shaft.

Tshepong

The Basal Reef continues to return good results from the areas in the decline section of the mine. This is very encouraging in terms of the future grade profile of Tshepong. The development grade from the B Reef project area is still very erratic but very encouraging grades were reported from some of the development raises during the quarter.

Masimong

There was little change in the overall quarter on quarter Basal Reef development grades. However, grades did improve in the south western section of the mine while there was a decrease in the southern part of the mine. The B Reef development grade is lower than expected as some of the development efforts remained in areas of non-deposition of the B Reef.

Target 1 (narrow reef mining)

The raises developed for narrow reef mining on the Dreyerskuil formation continue to return good values, exceeding our expectations.

Bambanani

All development is taking place in the shaft pillar. The overall development grade remains in line with expectations and continues to support the high grade profile of the mine. There was however a drop in the quarterly development grade due to the intersection of a localised lower grade area.

Joel

Development grades increased significantly during this quarter as a result of good values intersected from areas with very well developed and well mineralised Beatrix Reef. These areas will have a significant and positive impact on the future grade profile of the mine.

Unisel

At Unisel, the development grade of the Basal Reef improved further owing to the development of higher grade pillars. There was however a drop off in grade towards the Brand 5 shaft area. The Leader Reef continued to return encouraging development results.

Target 3 (narrow reef mining)

The major focus this quarter was on A Reef development which returned very good results. Limited development took place on the other reefs and the development focus in the March 2013 quarter will shift towards the Basal Reef.

Evander

There was a decrease in the quarter on quarter development grade due to some localised lower grade areas that were intersected in the decline pay shoot area.

Exploration highlights

International (Papua New Guinea)

Morobe Mining Joint Venture (MMJV) (50% Harmony)

Wafi-Golpu

The joint venture participants continue to engage with the Papua New Guinea (PNG) government and landowner representatives to ensure alignment on the planned project development and key elements of the next phase of work. Capital costs continue to be reviewed and potential key contractors assessed.

Activities during the quarter were focused on the initial camp construction, exploration drilling (outlined below) and refinement of the technical development plan.

Figure 1: Schematic section of Golpu


SCHEMATIC SECTION
Looking North
West
East
WR423 758m @
0.67g/t Au, 1.28% Cu
WR440 286m @
0.53g/t Au, 1.22% Cu
Lift 1
Lift 2
4850 mRL
Indicated
4100 mRL
Lift 3
Inferred
3850 mRL
WR429W_3
658m @ 0.86g/t Au, 1.09% Cu incl.
246m @ 1.68g/t Au, 1.97% Cu
Exploration
250 m
OPEN

Since the Ore Reserve update in August 2012, a total of 11 holes have been drilled to completion into the Golpu porphyry deposit. Data from this drilling upgrades the gold and copper grades in Lift 1, confirms the eastern boundary of Lift 2 and informs an improved understanding of the structure of the deposit.

Significant results received during the December 2012 quarter from holes targeting Lift 1 include:

- WR423 758m @ 0.67g/t Au, 1.28% Cu from 333m including 251m @ 1.34g/t Au, 2.59% Cu from 840m
- WR440 286m @ 0.53g/t Au, 1.22% Cu from 474m including 134m @ 1.06g/t Au, 2.41% Cu from 624m

This data increases the relative volume of higher grade mineralisation in Lift 1, raising the margin per tonne of that mining block relative to the pre-feasibility study (PFS) estimates.

Significant results received during the quarter from holes targeted below Lift 1 include:

- WR429W_3 658m @ 0.86g/t Au, 1.09% Cu from 1,240m including 246m @ 1.68g/t Au, 1.97% Cu from 1,398m

This data confirms the eastern margin of the deposit within Lift 2 and the continuation of the high grade mineralisation below Lift 2.

Hidden Valley district exploration

In the Morobe Exploration JV, discovery exploration continued at Kerimengie and commenced at Mt Tonn and Garawaria. Kerimengie is located near Hidden Valley mine in the Wau district and is a small historical gold deposit.

Significant results at Kerimengie include:

- QD148 66m @ 0.7g/t Au, 1.9g/t Ag from 22m
- QD150 267m @ 1.0g/t Au, 7.2g/t Ag from 5m
- QD151^ 219m @ 1.0g/t Au from 0m

^ preliminary result reported

Follow up drilling is planned at Kerimengie.

Regionally, drilling at the Garawaria prospect 60 kilometres southeast of Hidden Valley has commenced testing the epithermal gold target identified through surface sampling. Drilling also commenced at Mt. Tonn located in the Wafi Transfer Zone targeting Golpu style porphyry mineralisation. Assay results from both programs are pending.

PNG exploration (Harmony 100%)

Figure 2: Harmony's exploration tenements


AMANAB: (granted tenement; 466 km2)
•Program planning and CA/logistic preparations for Q3 field program
Lihir
MT HAGEN: (granted tenements; 666.6km2)
•Kurunga Intrusive complex drilling 2339m.
PNDD006: 167m @ 0.12% Cu, 157 ppmMo from 717m
•Core processing and data compilation for project tollgate review in February
Frieda/Nena
Ok Tedi
Porgera
Panguna
Wafi-Golpu
Hidden Valley
TARI: (granted tenements; 611 km2)
•Surface mapping and geochemical sampling continued (448 samples collected). Assays pending.
•Drill camp completed with rigs mobilised post quarter end
Misima
0 200 400
kilometers
Harmony exploration areas 100%
Morobe Mining Joint Ventures exploration areas
Note: Cu = copper; Au= gold; Mo= Molybdenum

Mt Hagen Project (EL1611 & EL1596)

At Mt Hagen, exploration work focused on review and target development of the Penamb and Penamb NE area of the Kuringa Intrusive Complex.

In addition initial field reconnaissance was commenced at the Maramp prospect located approximately 23km east of Kurunga.

Penamb Prospect (EL1596)

Drilling at Penamb prospect comprised 894.5m in 2 holes (PNDD006 – 007).

PNDD006 intersected 167m @ 0.12% Cu, 154 ppm Mo, 0.04 g/t Au from 717m and has doubled the strike of the zone of 0.1% Cu mineralization to 800m. This zone of low grade copper mineralization remains open along strike and at depth, but drilling to date would suggest that the possibility of an economic Cu-Au orebody within 800m of the surface is unlikely.

PNDD007 was drilled as a scissor hole to test below mapped sericite-pyrite alteration that covers the northern margin of the prospect. Assays remain pending but the geology and mineralisation recorded in the logging appears to correlate with the current modeled zone of 0.1% copper.

Penamb East Prospect (EL1611)

Drilling at the Penamb East prospect comprised 3 holes/1 440m (PNDD008-010) and was designed to test a surface gold anomaly (+100 ppb Au) extending northeast from Penamb prospect over approximately 2km. Core processing was in progress at quarter end and assays have not yet been received.

Geology encountered in the drilling was similar to that at Kurunga, and comprised andesites and bedded sediments of the Kana Volcanics with various intrusive units including feldspar–quartz-hornblende porphyry, coarse feldspar porphyry, and hornblende diorite.

Epithermal mineralisation was evident in holes PNDD008 and PNDD009 as several zones of quartz-carbonate base metal veins, although these stockwork zones were narrow and weakly developed. PNDD010 failed to intersect epithermal mineralisation.

Southern Highlands project (EL1786)

Surface sampling and mapping continued during the quarter with 394 soil samples and 54 rock chip samples collected. Initial results for the survey indicate predominantly low tenor for copper and gold. However, the over-thrust Dari Limestone contains distinct Au-Pb-Zn anomalism with variable gold assays to 1.2 g/t Au associated with iron rich skarn.

A plan for first pass drilling comprising 7 holes/4000m was finalised for the Lake Kopiago prospect. This drilling has been designed predominantly to outline broad sections over 800m apart to identify large scale alteration and mineralisation vectors below cover. The drilling will also test critical lithological contacts and the Au-base metal skarns identified from the mapping.



Q2 FY13

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code:HMY
ISIN: ZAE000015228



Results for the second quarter FY13 and six months ended 31 December 2012 (Rand/US$)

HARMONY

Operating results (Rand/Metric) (US$/Imperial)

		Three months Ended	South Africa																				Discontinued Operations		
			Underground production												Surface production										
			Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bamba-nani	Joel	Unisel	Target 3	Steyn 2	Total Under-ground	Phoenix	Dumps	Kalgold	Total Surface	Other	Total South Africa	Hidden Valley	Total Continuing Operations	Evander	Evander Surface	Harmony Total
Ore milled	– t'000	Dec-12	138	272	128	254	216	178	42	154	117	82	13	1 594	1 276	825	309	2 410	–	4 004	456	4 460	91	50	4 601
		Sep-12	328	245	142	313	261	178	33	167	116	87	10	1 880	1 286	714	390	2 390	–	4 270	491	4 761	117	42	4 920
Gold produced	– kg	Dec-12	402	1 004	688	1 151	991	1 086	357	850	532	431	116	7 608	208	290	326	824	–	8 432	642	9 074	625	38	9 737
		Sep-12	1 601	871	679	1 159	987	1 071	337	900	430	367	101	8 503	201	280	340	821	–	9 324	689	10 013	758	59	10 830
Gold produced	– oz	Dec-12	12 925	32 279	22 120	37 005	31 861	34 916	11 478	27 328	17 104	13 857	3 729	244 602	6 687	9 323	10 481	26 491	–	271 093	20 641	291 734	20 094	1 222	313 050
		Sep-12	51 473	28 003	21 830	37 263	31 733	34 433	10 835	28 936	13 825	11 799	3 247	273 377	6 462	9 002	10 931	26 395	–	299 772	22 152	321 924	24 370	1 897	348 191
Yield	– g/tonne	Dec-12	2.91	3.69	5.38	4.53	4.59	6.10	8.50	5.52	4.55	5.26	8.92	4.77	0.16	0.35	1.06	0.34	–	2.11	1.41	2.03	6.87	0.76	2.12
		Sep-12	4.88	3.56	4.78	3.70	3.78	6.02	10.21	5.39	3.71	4.22	10.10	4.52	0.16	0.39	0.87	0.34	–	2.18	1.40	2.10	6.48	1.40	2.20
Cash operating costs	– R/kg	Dec-12	857 928	269 449	338 233	309 081	252 109	212 656	332 224	194 233	280 244	305 935	300 069	300 225	261 135	335 490	291 991	299 511	–	300 155	451 424	310 858	298 787	281 789	309 969
		Sep-12	282 606	294 156	367 785	329 079	265 698	221 587	329 674	189 823	338 063	359 738	383 436	286 654	287 239	378 161	251 459	303 430	–	288 131	379 303	294 404	268 673	143 220	291 780
Cash operating costs	– $/oz	Dec-12	3 078	967	1 214	1 109	905	763	1 192	697	1 006	1 098	1 077	1 077	937	1 204	1 048	1 075	–	1 077	1 620	1 115	1 072	1 011	1 112
		Sep-12	1 066	1 109	1 387	1 241	1 002	836	1 243	716	1 275	1 357	1 446	1 081	1 083	1 426	948	1 144	–	1 087	1 430	1 110	1 013	540	1 100
Cash operating costs	– R/tonne	Dec-12	2 499	995	1 818	1 401	1 157	1 297	2 824	1 072	1 274	1 608	2 678	1 433	43	118	308	102	–	632	636	632	2 052	214	656
		Sep-12	1 379	1 046	1 759	1 219	1 005	1 333	3 367	1 023	1 253	1 518	3 873	1 296	45	148	219	104	–	629	532	619	1 741	201	642
Gold sold	– kg	Dec-12	597	1 070	707	1 184	1 019	1 118	367	933	547	444	119	8 105	211	291	317	819	–	8 924	690	9 614	607	38	10 259
		Sep-12	1 545	848	678	1 158	986	1 008	337	856	430	345	101	8 292	179	269	316	764	–	9 056	648	9 704	714	59	10 477
Gold sold	– oz	Dec-12	19 194	34 401	22 731	38 066	32 762	35 944	11 799	29 997	17 586	14 275	3 826	260 581	6 784	9 356	10 192	26 332	–	286 913	22 184	309 097	19 515	1 222	329 834
		Sep-12	49 673	27 264	21 798	37 231	31 701	32 408	10 835	27 521	13 825	11 092	3 247	266 595	5 755	8 648	10 160	24 563	–	291 158	20 834	311 992	22 956	1 897	336 845
Revenue	(R'000)	Dec-12	292 482	511 124	339 811	567 915	488 974	536 138	175 758	446 403	262 752	213 106	57 136	3 891 599	101 280	139 392	151 485	392 157	–	4 283 756	329 052	4 612 808	291 891	18 348	4 923 047
		Sep-12	683 540	374 477	298 387	509 194	435 594	442 824	149 441	374 867	190 189	151 293	44 331	3 654 137	78 855	118 204	140 117	337 176	–	3 991 313	286 867	4 278 180	315 346	26 067	4 619 593
Cash operating costs	(R'000)	Dec-12	344 887	270 527	232 704	355 752	249 840	230 944	118 604	165 098	149 090	131 858	34 808	2 284 112	54 316	97 292	95 189	246 797	–	2 530 909	289 814	2 820 723	186 742	10 708	3 018 173
		Sep-12	452 453	256 210	249 726	381 403	262 244	237 320	111 100	170 841	145 367	132 024	38 727	2 437 415	57 735	105 885	85 496	249 116	–	2 686 531	261 340	2 947 871	203 654	8 450	3 159 975
Inventory movement	(R'000)	Dec-12	61 045	22 803	7 532	12 994	11 005	9 912	3 661	15 533	4 248	5 679	1 046	155 458	1 994	(95)	(5 437)	(3 538)	–	151 920	6 992	158 912	(15 935)	–	142 977
		Sep-12	(18 874)	(7 293)	861	1 240	(4 056)	(13 448)	(2 308)	(8 456)	372	(7 507)	36	(59 433)	(4 810)	(8 144)	(5 141)	(18 095)	–	(77 528)	(539)	(78 067)	(12 049)	–	(90 116)
Operating costs	(R'000)	Dec-12	405 932	293 330	240 236	368 746	260 845	240 856	122 265	180 631	153 338	137 537	35 854	2 439 570	56 310	97 197	89 752	243 259	–	2 682 829	296 806	2 979 635	170 807	10 708	3 161 150
		Sep-12	433 579	248 917	250 587	382 643	258 188	223 872	108 792	162 385	145 739	124 517	38 763	2 377 982	52 925	97 741	80 355	231 021	–	2 609 003	260 801	2 869 804	191 605	8 450	3 069 859
Operating profit/(loss)	(R'000)	Dec-12	(113 450)	217 794	99 575	199 169	228 129	295 282	53 493	265 772	109 414	75 569	21 282	1 452 029	44 970	42 195	61 733	148 898	–	1 600 927	32 246	1 633 173	121 084	7 640	1 761 897
		Sep-12	249 961	125 560	47 800	126 551	177 406	218 952	40 649	212 482	44 450	26 776	5 568	1 276 155	25 930	20 463	59 762	106 155	–	1 382 310	26 066	1 408 376	123 741	17 617	1 549 734
Operating profit/(loss)	($'000)	Dec-12	(13 087)	25 126	11 487	22 976	26 317	34 065	6 171	30 660	12 623	8 719	2 454	167 511	5 188	4 867	7 123	17 178	–	184 689	3 720	188 409	13 968	882	203 259
		Sep-12	30 305	15 223	5 796	15 344	21 509	26 546	4 929	25 762	5 388	3 246	676	154 724	3 144	2 482	7 245	12 871	–	167 595	3 160	170 755	15 002	2 135	187 892
Capital expenditure	(R'000)	Dec-12	100 148	73 320	80 095	73 376	44 158	101 454	36 811	40 663	19 924	40 044	1 224	611 217	56 381	4 754	26 127	87 262	19 845	718 324	148 371	866 695	55 342	–	922 037
		Sep-12	116 450	77 688	77 645	75 254	36 268	86 400	31 261	38 105	15 565	28 320	838	583 794	67 869	5 765	12 548	86 182	6 699	676 675	87 153	763 828	53 489	–	817 317
Capital expenditure	($'000)	Dec-12	11 553	8 458	9 240	8 465	5 094	11 704	4 247	4 691	2 298	4 620	141	70 511	6 504	548	3 014	10 066	2 289	82 866	17 117	99 983	6 384	–	106 367
		Sep-12	14 119	9 419	9 414	9 124	4 397	10 475	3 790	4 620	1 887	3 434	102	70 781	8 229	699	1 521	10 449	812	82 042	10 567	92 609	6 485	–	99 094

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

Figures in million	Note	Quarter ended			Six months ended		Year ended
		31 December 2012 (Unaudited)	30 September 2012 (Unaudited)	31 December[1] 2011 (Unaudited)	31 December 2012	31 December[1] 2011	30 June 2012 (Audited)
Continuing operations							
Revenue		4 613	4 278	4 439	8 891	8 013	15 169
Cost of sales	2	(3 524)	(3 490)	(3 116)	(7 014)	(6 091)	(12 137)
Production costs		(2 980)	(2 870)	(2 558)	(5 850)	(4 998)	(9 911)
Amortisation and depreciation		(501)	(481)	(497)	(982)	(942)	(1 921)
Other items		(43)	(139)	(61)	(182)	(151)	(305)
Gross profit		**1 089**	**788**	**1 323**	**1 877**	**1 922**	**3 032**
Corporate, administration and other expenditure		(111)	(106)	(85)	(217)	(165)	(352)
Social investment expenditure		(25)	(20)	(14)	(45)	(28)	(72)
Exploration expenditure		(160)	(136)	(99)	(296)	(195)	(500)
Profit on sale of property, plant and equipment	4	69	55	2	124	29	63
Other (expenses)/income – net		(47)	3	11	(44)	28	(50)
Operating profit		**815**	**584**	**1 138**	**1 399**	**1 591**	**2 121**
Reversal of impairment of investment in associate		–	–	2	–	50	56
Impairment of investments	5	–	(48)	–	(48)	–	(144)
Net gain on financial instruments		92	74	61	166	38	86
Investment income		38	33	22	71	38	97
Finance cost		(75)	(58)	(80)	(133)	(150)	(286)
Profit before taxation		**870**	**585**	**1 143**	**1 455**	**1 567**	**1 930**
Taxation	6	(221)	(152)	(256)	(373)	(313)	123
Normal taxation		(115)	(111)	(60)	(226)	(100)	(199)
Deferred taxation		(106)	(41)	(196)	(147)	(213)	322
Net profit from continuing operations		**649**	**433**	**887**	**1 082**	**1 254**	**2 053**
Discontinued operations							
Profit from discontinued operations	7	82	89	159	171	270	592
Net profit for the period		**731**	**522**	**1 046**	**1 253**	**1 524**	**2 645**
Attributable to:							
Owners of the parent		731	522	1 046	1 253	1 524	2 645
Earnings per ordinary share (cents)	8						
Earnings from continuing operations		150	100	206	250	291	477
Earnings from discontinued operations		19	21	37	40	63	137
Total earnings		**169**	**121**	**243**	**290**	**354**	**614**
Diluted earnings per ordinary share (cents)	8						
Earnings from continuing operations		150	100	205	250	290	476
Earnings from discontinued operations		19	21	37	40	63	136
Total diluted earnings		**169**	**121**	**242**	**290**	**353**	**612**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 7 in this regard.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Note	Quarter ended 31 December 2012 (Unaudited)	Quarter ended 30 September 2012 (Unaudited)	Quarter ended 31 December 2011 (Unaudited)	Six months ended 31 December 2012	Six months ended 31 December 2011	Year ended 30 June 2012 (Audited)
Net profit for the period		731	522	1 046	1 253	1 524	2 645
Other comprehensive income for the period, net of income tax		197	26	179	223	1 134	1 587
Foreign exchange translation		174	26	212	200	1 136	1 485
Gain/(loss) on fair value movement of available-for-sale investments	5	23	–	(33)	23	(2)	(42)
Impairment of available-for-sale investments recognised in profit or loss	5	–	–	–	–	–	144
Total comprehensive income for the period		**928**	**548**	**1 225**	**1 476**	**2 658**	**4 232**
Attributable to:							
Owners of the parent		928	548	1 225	1 476	2 658	4 232

The accompanying notes are an integral part of these condensed consolidated financial statements.

All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

The condensed consolidated financial statements have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Mr Herman Perry, supervised by the financial director, Mr Frank Abbott. They have been approved by the Board of Harmony Gold Mining Company Limited. The condensed consolidated financial statements for the six months ended 31 December 2012 were reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 16).

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 31 December 2012	At 30 September 2012 (Unaudited)	At 30 June 2012 (Audited)	At 31 December 2011
ASSETS					
Non-current assets					
Property, plant and equipment		34 028	33 334	32 853	32 830
Intangible assets		2 192	2 194	2 196	2 185
Restricted cash		37	36	36	31
Restricted investments		2 020	1 919	1 842	1 929
Deferred tax assets		554	523	486	1 179
Investments in financial assets	9	159	98	146	183
Inventories		57	58	58	169
Trade and other receivables		13	20	28	28
Total non-current assets		**39 060**	**38 182**	**37 645**	**38 534**
Current assets					
Inventories		1 085	1 185	996	990
Trade and other receivables		1 292	1 165	1 245	1 131
Income and mining taxes		–	8	118	194
Cash and cash equivalents		2 511	2 266	1 773	1 205
		4 888	4 624	4 132	3 520
Assets of disposal groups classified as held for sale	7	1 822	1 658	1 423	315
Total current assets		**6 710**	**6 282**	**5 555**	**3 835**
Total assets		**45 770**	**44 464**	**43 200**	**42 369**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 331	28 331	28 331	28 326
Other reserves		2 797	2 515	2 444	1 945
Retained earnings		4 342	3 611	3 307	2 359
Total equity		**35 470**	**34 457**	**34 082**	**32 630**
Non-current liabilities					
Deferred tax liabilities		3 270	3 166	3 106	4 452
Provision for environmental rehabilitation		1 912	1 895	1 865	2 092
Retirement benefit obligation		184	181	177	174
Other provisions		40	87	30	3
Borrowings	10	2 072	1 840	1 503	991
Total non-current liabilities		**7 478**	**7 169**	**6 681**	**7 712**
Current liabilities					
Borrowings	10	301	306	313	323
Income and mining taxes		16	110	1	3
Trade and other payables		2 050	1 982	1 747	1 684
		2 367	2 398	2 061	2 010
Liabilities of disposal groups classified as held for sale	7	455	440	376	17
Total current liabilities		**2 822**	**2 838**	**2 437**	**2 027**
Total equity and liabilities		**45 770**	**44 464**	**43 200**	**42 369**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)
for the six months ended 31 December 2012

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2012	28 331	2 444	3 307	34 082
Share-based payments	–	130	–	130
Net profit for the period	–	–	1 253	1 253
Other comprehensive income for the period	–	223	–	223
Dividends paid [1]	–	–	(218)	(218)
Balance – 31 December 2012	**28 331**	**2 797**	**4 342**	**35 470**
Balance – 30 June 2011	28 305	762	1 093	30 160
Issue of shares	21	–	–	21
Share-based payments	–	49	–	49
Net profit for the period	–	–	1 524	1 524
Other comprehensive income for the period	–	1 134	–	1 134
Dividends paid [2]	–	–	(258)	(258)
Balance – 31 December 2011	**28 326**	**1 945**	**2 359**	**32 630**

1. *Dividend of 50 SA cents declared on 13 August 2012.*

2. *Dividend of 60 SA cents declared on 12 August 2011.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

	Quarter ended			Six months ended		Year ended
Figures in million	31 December 2012 (Unaudited)	30 September 2012 (Unaudited)	31 December 2011 (Unaudited)	31 December 2012	31 December 2011	30 June 2012 (Audited)
Cash flow from operating activities						
Cash generated by operations	1 392	1 337	1 566	2 729	2 658	4 551
Interest and dividends received	30	26	12	56	28	80
Interest paid	(29)	(29)	(36)	(58)	(77)	(141)
Income and mining taxes (paid)/refunded	(221)	108	(149)	(113)	(149)	(277)
Cash generated by operating activities	**1 172**	**1 442**	**1 393**	**2 614**	**2 460**	**4 213**
Cash flow from investing activities						
Restricted cash transferred to disposal group	(90)	(162)	–	(252)	–	–
Proceeds on disposal of investment in associate	–	–	–	–	–	222
Proceeds on disposal of Evander 6 and Twistdraai	–	–	–	–	–	125
Proceeds on disposal of Merriespruit South	61	–	–	61	–	–
Other investing activities	(45)	–	3	(45)	3	(85)
Net additions to property, plant and equipment	(1 047)	(893)	(779)	(1 940)	(1 447)	(3 140)
Cash utilised by investing activities	**(1 121)**	**(1 055)**	**(776)**	**(2 176)**	**(1 444)**	**(2 878)**
Cash flow from financing activities						
Borrowings raised	348	330	–	678	799	1 443
Borrowings repaid	(164)	(9)	(718)	(173)	(1 070)	(1 248)
Ordinary shares issued – net of expenses	–	–	11	–	20	26
Dividends paid	–	(218)	–	(218)	(258)	(431)
Cash generated/(utilised) by financing activities	**184**	**103**	**(707)**	**287**	**(509)**	**(210)**
Foreign currency translation adjustments	**10**	**3**	**(30)**	**13**	**5**	**(45)**
Net increase in cash and cash equivalents	245	493	(120)	738	512	1 080
Cash and cash equivalents – beginning of period	2 266	1 773	1 325	1 773	693	693
Cash and cash equivalents – end of period	**2 511**	**2 266**	**1 205**	**2 511**	**1 205**	**1 773**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 31 December 2012 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the six months ended 31 December 2012 have been prepared in accordance with IAS 34, *Interim Financial Reporting*, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2012, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

	Quarter ended			Six months ended		Year ended
	31 December 2012 (Unaudited)	30 September 2012 (Unaudited)	31 December[1] 2011 (Unaudited)	31 December 2012	31 December[1] 2011	30 June 2012 (Audited)
Figures in million						
Production costs – excluding royalty	2 912	2 814	2 513	5 726	4 922	9 791
Royalty expense	68	56	45	124	76	120
Amortisation and depreciation	501	481	497	982	942	1 921
Reversal of impairment of assets	–	–	–	–	–	(60)
Rehabilitation (credit)/expenditure	(1)	7	1	6	7	(17)
Care and maintenance cost of restructured shafts	16	20	20	36	49	88
Employment termination and restructuring costs	–	7	17	7	51	81
Share-based payments[2]	21	105	23	126	44	87
Other	7	–	–	7	–	126
Total cost of sales	**3 524**	**3 490**	**3 116**	**7 014**	**6 091**	**12 137**

1. The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 7 in this regard.
2. Refer to note 3 for details.

3. Share-based payments

This includes the cost relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares and 200 Share Appreciation Rights (SARs), with employees with service longer than 10 years receiving an additional 10%. Both the Entitlement Shares and SARs vest in five equal portions on each anniversary of the award. In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share. The effect of the bonus puts the employees in the position they would have been in had the share price increased by R18 per share since issue date.

Harmony issued 3.5 million shares to the Tlhakanelo Share Trust on 31 August 2012. In addition, 6 817 880 SARs were issued. In terms of IFRS 2, *Share-based Payment*, the SARs includes an equity-settled portion as well as a cash-settled portion related to the cash bonus. The cash-settled portion has been recognised in the balance sheet, the fair value of which will be re-measured at each reporting date. At the annual general meeting on 28 November 2012, the shareholders authorised the acceleration of the vesting from August to March each year.

4. Profit on sale of property, plant and equipment

During December 2012, the transaction for the sale of the Merriespruit South mining right to Witwatersrand Consolidated Gold Resources Limited (Wits Gold) was completed, resulting in a profit of R60 million.

5. Impairment of investments

As at 30 June 2012, management impaired the investment in Wits Gold. A decline in the fair value of the investment on the JSE during the September 2012 quarter was recorded in the income statement. The increase in the value of the investment during the December 2012 quarter has been recognised in the fair value reserve.

6. Taxation

The Supreme Court of Appeal's decision on Freegold's appeal regarding the South African Revenue Service's (SARS) application of mining tax ringfencing was received on 1 October 2012 and the Court found in favour of SARS. This resulted in additional normal taxes of R94 million offset by deferred tax credits of R154 million being recognised in the June 2012 quarter as an adjusting event. Unredeemed capital deductions are not allowed against non-mining income. However these deductions will be allowable against future mining income.

7.   Disposal groups classified as held for sale and discontinued operations

Evander Gold Mines Limited

The assets and liabilities of Evander Gold Mines Limited (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company Limited (Harmony), have been classified as held for sale following signing of a sale of shares and claims agreement on 30 January 2012. On 30 May 2012, Harmony announced the signing of a new sale of shares and claims agreement with Pan African Resources plc (Pan African).The disposal will be for an aggregate purchase consideration of R1.5 billion, less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.

Certain regulatory approvals were still outstanding at the reporting date.

The operation also meets the requirements to be classified as a discontinued operation. The comparative figures in the income statement have been re-presented as a result.

8.   Earnings and net asset value per share

	Quarter ended			Six months ended		Year ended
	31 December 2012 (Unaudited)	30 September 2012 (Unaudited)	31 December[1] 2011 (Unaudited)	31 December 2012	31 December[1] 2011	30 June 2012 (Audited)
Weighted average number of shares (million)	431.6	431.5	430.5	431.6	430.2	430.8
Weighted average number of diluted shares (million)	432.6	432.3	432.3	432.6	431.9	432.0
Total earnings per share (cents):						
Basic earnings	169	121	243	290	354	614
Diluted earnings	169	121	242	290	353	612
Headline earnings	158	123	242	281	337	565
– from continuing operations	139	102	205	241	275	465
– from discontinued operations	19	21	37	40	62	100
Diluted headline earnings	157	123	241	280	336	563
– from continuing operations	138	102	204	240	274	463
– from discontinued operations	19	21	37	40	62	100
Figures in million						
Reconciliation of headline earnings:						
Continuing operations						
Net profit/(loss)	649	433	887	1 082	1 254	2 053
Adjusted for:						
Reversal of impairment of investment in associate*	–	–	(2)	–	(50)	(56)
Impairment of investments*	–	48	–	48	–	144
Reversal of impairment of assets	–	–	–	–	–	(60)
Taxation effect on reversal of impairment of assets	–	–	–	–	–	(34)
Profit on sale of property, plant and equipment	(69)	(55)	(2)	(124)	(29)	(63)
Taxation effect of profit on sale of property, plant and equipment	18	14	–	32	8	16
Headline earnings/(loss)	**598**	**440**	**883**	**1 038**	**1 183**	**2 000**
Discontinued operations						
Net profit	82	89	159	171	270	592
Adjusted for:						
Profit on sale of property, plant and equipment	–	–	(1)	–	(1)	(232)
Taxation effect of profit on sale of property, plant and equipment	–	–	–	–	–	72
Headline earnings	**82**	**89**	**158**	**171**	**269**	**432**
Total headline earnings	**680**	**529**	**1 041**	**1 209**	**1 452**	**2 432**

[1]   The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 7 in this regard.

*   There is no taxation effect on these items.

Net asset value per share

	At 31 December 2012	At 30 September 2012 (Unaudited)	At 30 June 2012 (Audited)	At 31 December 2011
Number of shares in issue	435 257 691	435 064 236	431 564 236	431 312 677
Net asset value per share (cents)	8 150	7 920	7 897	7 565

9. **Investments in financial assets**

During the December 2012 quarter, an additional 3.9% interest in Rand Refinery was purchased for R39 million. The investment is classified as an available-for-sale investment and subsequent changes in fair value will be recorded in reserves.

10. **Borrowings**

The Nedbank revolving credit facility of R850 million is available until December 2013.

The balance on the Nedbank term facilities at 31 December 2012 is R610 million, following a payment of R153 million at the end of December 2012.

Two draw downs of US$40 million each (R330 million and R348 million) were made from the US$300 million syndicated revolving credit facility during the September and December 2012 quarters, respectively. This takes the outstanding amount to US$210 million. The facility is repayable by September 2015.

11. **Commitments and contingencies**

Figures in million	At 31 December 2012	At 30 September 2012 (Unaudited)	At 30 June 2012 (Audited)	At 31 December 2011
Capital expenditure commitments:				
Contracts for capital expenditure	576	510	519	291
Authorised by the directors but not contracted for	1 572	2 263	2 257	3 373
	2 148	**2 773**	**2 776**	**3 664**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2012, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2012, with the exception of the items discussed below.

Following management's decision to keep Kusasalethu closed after the Christmas break and to commence with a process in terms of Section 189A of the Labour Relations Act, 66 of 1995, there is a possibility that the mine may be closed and placed on care and maintenance, which would result in retrenchments. Management estimated that the costs of the retrenchment would be approximately R325 million. At the date of reporting, management and employees representatives were engaged in discussions facilitated by the Commission of Conciliation, Mediation and Arbitration (CCMA).

12. **Subsequent events**

(a) On 1 February 2013, the Board approved an interim divided of 50 SA cents, amounting to approximately R218 million, payable on 11 March 2013.

(b) Kusasalethu has been temporarily closed. Refer to note 11 for further discussion.

13. **Segment report**

The segment report follows on the page 25.

14. **Reconciliation of segment information to consolidated income statements**

	Six months ended	
Figures in million	31 December 2012 (Unaudited)	31 December[1] 2011 (Unaudited)
The "Reconciliation of segment information to consolidated income statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	9 542	8 749
Total segment production costs	(6 231)	(5 366)
Production profit per segment report	3 311	3 383
Discontinued operations	(270)	(368)
Production profit from continuing operations	3 041	3 015
Cost of sales items, other than production costs and royalty expense	(1 164)	(1 093)
Gross profit as per income statements*	**1 877**	**1 922**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 7 in this regard.

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

15. **Related parties**

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2012 quarter, Harmony shares were purchased by certain directors as set out below:

Graham Briggs	14 347 shares
Frank Abbott	73 900 shares
Ken Dicks	12 500 shares

16. **Review report**

The condensed consolidated financial statements for the six months ended 31 December 2012 on pages 16 to 25 have been reviewed in accordance with International Standards on Review Engagements 2410 – "Review of interim financial information performed by the Independent Auditors of the entity" by PricewaterhouseCoopers Inc. Their unqualified review report is available for inspection at the company's registered office.

Segment report (Rand/Metric)
for the six months ended 31 December 2012

	Revenue 31 December		Production cost 31 December		Production profit/(loss) 31 December		Capital expenditure# 31 December		Kilograms produced* 31 December		Tonnes milled * 31 December	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	R million		R million		R million		R million		kg		t'000	
Continuing operations												
South Africa												
Underground												
Kusasalethu	976	1 099	840	660	136	439	217	211	2 003	2 822	466	587
Doornkop	886	746	542	448	344	298	151	139	1 875	1 763	517	509
Phakisa	638	501	491	389	147	112	158	149	1 367	1 184	270	239
Tshepong	1 077	1 164	751	631	326	533	149	135	2 310	2 738	567	593
Masimong	925	715	519	438	406	277	80	122	1 978	1 690	477	464
Target 1	979	822	465	422	514	400	188	128	2 157	1 960	356	418
Bambanani	426	322	306	365	120	(43)	70	143	911	825	98	132
Joel	821	612	343	299	478	313	79	28	1 750	1 418	321	297
Unisel	453	343	299	251	154	92	35	34	962	802	233	192
Target 3	364	225	262	213	102	12	68	36	798	537	169	154
Surface												
All other surface operations	730	744	474	466	256	278	200	62	1 645	1 767	4 800	4 619
Total South Africa	**8 275**	**7 293**	**5 292**	**4 582**	**2 983**	**2 711**	**1 395**	**1 187**	**17 756**	**17 506**	**8 274**	**8 204**
International												
Hidden Valley	616	720	558	416	58	304	236	93	1 331	1 608	947	889
Total international	**616**	**720**	**558**	**416**	**58**	**304**	**236**	**93**	**1 331**	**1 608**	**947**	**889**
Total continuing operations	**8 891**	**8 013**	**5 850**	**4 998**	**3 041**	**3 015**	**1 631**	**1 280**	**19 087**	**19 114**	**9 221**	**9 093**
Discontinued operations												
Evander	651	736	381	368	270	368	109	88	1 480	1 811	300	319
Total discontinued operations	**651**	**736**	**381**	**368**	**270**	**368**	**109**	**88**	**1 480**	**1 811**	**300**	**319**
Total operations	**9 542**	**8 749**	**6 231**	**5 366**	**3 311**	**3 383**	**1 740**	**1 368**	**20 567**	**20 925**	**9 521**	**9 412**
Reconciliation of the segment information to the consolidated income statement (refer to note 14)	(651)	(736)	(381)	(368)								
	8 891	**8 013**	**5 850**	**4 998**								

* Production statistics are unaudited.

 # Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R255 million (2011: R114 million).

Operating results (US$/Imperial)

		Three months Ended	Kusasa-lethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bamba-nani	Joel	Unisel	Target 3	Steyn 2	Total Under-ground	Phoenix	Dumps	Kalgold	Total Surface	Other	Total South Africa	Hidden Valley	Total Continuing Operations	Evander	Evander Surface	Harmony Total
								South Africa — Underground production								Surface production								Discontinued Operations		
Ore milled	– t'000	Dec-12	152	300	141	280	238	196	46	170	129	90	14	1 756	1 407	910	341	2 658	–	4 414	503	4 917	100	55	5 072
		Sep-12	362	270	157	345	288	196	36	184	128	96	11	2 073	1 418	788	430	2 636	–	4 709	541	5 250	129	46	5 425
Gold produced	– oz	Dec-12	12 925	32 279	22 120	37 005	31 861	34 916	11 478	27 328	17 104	13 857	3 729	244 602	6 687	9 323	10 481	26 491	–	271 093	20 641	291 734	20 094	1 222	313 050
		Sep-12	51 473	28 003	21 830	37 263	31 733	34 433	10 835	28 936	13 825	11 799	3 247	273 377	6 462	9 002	10 931	26 395	–	299 772	22 152	321 924	24 370	1 897	348 191
Yield	– oz/t	Dec-12	0.085	0.108	0.157	0.132	0.134	0.178	0.250	0.161	0.133	0.154	0.266	0.139	0.005	0.010	0.031	0.010	–	0.061	0.041	0.059	0.201	0.022	0.062
		Sep-12	0.142	0.104	0.139	0.108	0.110	0.176	0.301	0.157	0.108	0.123	0.295	0.132	0.005	0.011	0.025	0.010	–	0.064	0.041	0.061	0.189	0.041	0.064
Cash operating costs	– $/oz	Dec-12	3 078	967	1 214	1 109	905	763	1 192	697	1 006	1 098	1 077	1 077	937	1 204	1 048	1 075	–	1 077	1 620	1 115	1 072	1 011	1 112
		Sep-12	1 066	1 109	1 387	1 241	1 002	836	1 243	716	1 275	1 357	1 446	1 081	1 083	1 426	948	1 144	–	1 087	1 430	1 110	1 013	540	1 100
Cash operating costs	– $/t	Dec-12	262	104	190	147	121	136	297	112	133	169	287	150	4	12	32	11	–	66	66	66	215	22	69
		Sep-12	152	115	193	134	110	147	374	113	138	167	427	143	5	16	24	11	–	69	59	68	191	22	71
Gold sold	– oz	Dec-12	19 194	34 401	22 731	38 066	32 762	35 944	11 799	29 997	17 586	14 275	3 826	260 581	6 784	9 356	10 192	26 332	–	286 913	22 184	309 097	19 515	1 222	329 834
		Sep-12	49 673	27 264	21 798	37 231	31 701	32 408	10 835	27 521	13 825	11 092	3 247	266 595	5 755	8 648	10 160	24 563	–	291 158	20 834	311 992	22 956	1 897	336 845
Revenue	($'000)	Dec-12	33 742	58 965	39 202	65 516	56 409	61 850	20 276	51 498	30 312	24 585	6 591	448 946	11 684	16 080	17 476	45 240	–	494 186	37 960	532 146	33 673	2 117	567 936
		Sep-12	82 874	45 403	36 177	61 736	52 813	53 689	18 119	45 450	23 059	18 343	5 375	443 038	9 561	14 332	16 988	40 881	–	483 919	34 781	518 700	38 233	3 160	560 093
Cash operating costs	($'000)	Dec-12	39 787	31 208	26 846	41 041	28 822	26 642	13 683	19 046	17 199	15 211	4 016	263 501	6 266	11 224	10 980	28 470	–	291 971	33 433	325 404	21 543	1 235	348 182
		Sep-12	54 857	31 064	30 277	46 242	31 796	28 773	13 470	20 713	17 626	16 007	4 695	295 520	7 000	12 837	10 366	30 203	–	325 723	31 686	357 409	24 692	1 025	383 126
Inventory movement	($'000)	Dec-12	7 042	2 631	869	1 499	1 270	1 143	422	1 792	490	655	121	17 934	230	(11)	(627)	(408)	–	17 526	807	18 333	(1 838)	–	16 495
		Sep-12	(2 288)	(884)	104	150	(492)	(1 630)	(280)	(1 025)	45	(910)	4	(7 206)	(583)	(987)	(623)	(2 193)	–	(9 399)	(65)	(9 464)	(1 461)	–	(10 925)
Operating costs	($'000)	Dec-12	46 829	33 839	27 715	42 540	30 092	27 785	14 105	20 838	17 689	15 866	4 137	281 435	6 496	11 213	10 353	28 062	–	309 497	34 240	343 737	19 705	1 235	364 677
		Sep-12	52 569	30 180	30 381	46 392	31 304	27 143	13 190	19 688	17 671	15 097	4 699	288 314	6 417	11 850	9 743	28 010	–	316 324	31 621	347 945	23 231	1 025	372 201
Operating profit	($'000)	Dec-12	(13 087)	25 126	11 487	22 976	26 317	34 065	6 171	30 660	12 623	8 719	2 454	167 511	5 188	4 867	7 123	17 178	–	184 689	3 720	188 409	13 968	882	203 259
		Sep-12	30 305	15 223	5 796	15 344	21 509	26 546	4 929	25 762	5 388	3 246	676	154 724	3 144	2 482	7 245	12 871	–	167 595	3 160	170 755	15 002	2 135	187 892
Capital expenditure	($'000)	Dec-12	11 553	8 458	9 240	8 465	5 094	11 704	4 247	4 691	2 298	4 620	141	70 511	6 504	548	3 014	10 066	2 289	82 866	17 117	99 983	6 384	–	106 367
		Sep-12	14 119	9 419	9 414	9 124	4 397	10 475	3 790	4 620	1 887	3 434	102	70 781	8 229	699	1 521	10 449	812	82 042	10 567	92 609	6 485	–	99 094

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)

Figures in million	Quarter ended			Six months ended		Year ended
	31 December 2012 (Unaudited)	30 September 2012 (Unaudited)	31 December[1] 2011 (Unaudited)	31 December 2012 (Unaudited)	31 December[1] 2011 (Unaudited)	30 June 2012 (Audited)
Continuing operations						
Revenue	532	519	548	1 051	1 053	1 953
Cost of sales	(407)	(423)	(385)	(829)	(799)	(1 561)
Production costs	(344)	(348)	(316)	(691)	(657)	(1 276)
Amortisation and depreciation	(58)	(58)	(61)	(116)	(124)	(247)
Other items	(5)	(17)	(8)	(22)	(18)	(38)
Gross profit	**125**	**96**	**163**	**222**	**254**	**392**
Corporate, administration and other expenditure	(13)	(13)	(10)	(26)	(22)	(45)
Social investment expenditure	(3)	(2)	(2)	(5)	(4)	(9)
Exploration expenditure	(18)	(16)	(12)	(35)	(26)	(64)
Profit on sale of property, plant and equipment	8	7	–	15	4	8
Other (expenses)/income – net	(5)	–	1	(5)	3	(6)
Operating profit	**94**	**72**	**140**	**166**	**209**	**276**
Reversal of impairment of investment in associate	–	–	–	–	7	7
Impairment of investments	–	(6)	–	(6)	–	(19)
Net gain on financial instruments	11	9	8	20	5	11
Investment income	4	4	3	8	5	12
Finance cost	(9)	(7)	(10)	(15)	(20)	(37)
Profit before taxation	**100**	**72**	**141**	**173**	**206**	**250**
Taxation	(25)	(18)	(31)	(44)	(41)	16
Normal taxation	(13)	(13)	(7)	(27)	(13)	(25)
Deferred taxation	(12)	(5)	(24)	(17)	(28)	41
Net profit from continuing operations	**75**	**54**	**110**	**129**	**165**	**266**
Discontinued operations						
Profit from discontinued operations	9	11	19	20	35	75
Net profit for the period	**84**	**65**	**129**	**149**	**200**	**341**
Attributable to:						
Owners of the parent	84	65	129	149	200	341
Earnings per ordinary share (cents)						
Earnings from continuing operations	17	12	25	29	38	61
Earnings from discontinued operations	2	3	5	5	8	18
Total earnings	**19**	**15**	**30**	**34**	**46**	**79**
Diluted earnings per ordinary share (cents)						
Earnings from continuing operations	17	12	25	29	38	61
Earnings from discontinued operations	2	3	5	5	8	18
Total diluted earnings	**19**	**15**	**30**	**34**	**46**	**79**

[1] The comparative figures are re-presented due to Evander being reclassified as a discontinued operation.

The currency conversion average rates for the quarter ended: Decenber 2012: US$1 = R8.67 (September 2012: US$1 = R8.25, December 2011: US$1 = R8.10). For year ended: June 2012: US$1 = R7.77. Six months ended: December 2012: US$1 = R8.46 (December 2011: US$1 = R7.61).

The income statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)
(Convenience translation)

	Quarter ended			Six months ended		Year ended
Figures in million	31 December 2012 (Unaudited)	30 September 2012 (Unaudited)	31 December 2011 (Unaudited)	31 December 2012 (Unaudited)	31 December 2011 (Unaudited)	30 June 2012 (Audited)
Net profit for the period	84	65	129	149	200	341
Other comprehensive income/(loss) for the period, net of income tax	23	3	22	27	149	(595)
Foreign exchange translation	20	3	26	24	149	(607)
Gain/(loss) on fair value movement of available-for-sale investments	3	–	(4)	3	–	(7)
Impairment of available-for-sale investments recognised in profit or loss	–	–	–	–	–	19
Total comprehensive income/(loss) for the period	**107**	**68**	**151**	**176**	**349**	**(254)**
Attributable to:						
Owners of the parent	107	68	151	176	349	(254)

The currency conversion average rates for the quarter ended: September 2012: US$1 = R8.67 (September 2012: US$1 = R8.25, December 2011: US$1 = R8.10). For year ended: June 2012: US$1 = R7.77. Six months ended: December 2012: US$1 = R8.46 (December 2011: US$1 = R7.61).

The statement of comprehensive income for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

Note on convenience translations

Except where specific statements have been extracted from the 2012 Annual Report, the requirements of IAS 21, *The Effects of the Changes in Foreign Exchange Rates*, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 33.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 31 December 2012 (Unaudited)	At 30 September 2012 (Unaudited)	At 30 June 2012 (Audited)	At 31 December 2011 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment	4 003	4 045	4 003	4 050
Intangible assets	258	266	268	269
Restricted cash	4	4	4	4
Restricted investments	238	233	224	238
Deferred tax assets	65	63	59	145
Investments in financial assets	19	12	18	23
Inventories	7	7	7	21
Trade and other receivables	2	2	3	3
Total non-current assets	**4 596**	**4 632**	**4 586**	**4 753**
Current assets				
Inventories	128	144	121	122
Trade and other receivables	152	141	152	139
Income and mining taxes	–	1	14	24
Cash and cash equivalents	295	275	216	149
	575	561	503	434
Assets of disposal groups classified as held for sale	215	202	174	39
Total current assets	**790**	**763**	**677**	**473**
Total assets	**5 386**	**5 395**	**5 263**	**5 226**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	3 333	3 438	4 036	3 494
Other reserves	329	305	(64)	240
Retained earnings	511	438	180	291
Total equity	**4 173**	**4 181**	**4 152**	**4 025**
Non-current liabilities				
Deferred tax liabilities	385	384	378	549
Provision for environmental rehabilitation	225	230	227	258
Retirement benefit obligation	22	22	22	22
Other provisions	5	11	4	–
Borrowings	244	223	183	122
Total non-current liabilities	**881**	**870**	**814**	**951**
Current liabilities				
Borrowings	35	37	38	40
Income and mining taxes	2	13	–	–
Trade and other payables	241	241	213	208
	278	291	251	248
Liabilities of disposal groups classified as held for sale	54	53	46	2
Total current liabilities	**332**	**344**	**297**	**250**
Total equity and liabilities	**5 386**	**5 395**	**5 263**	**5 226**

The balance sheet for December 2012 converted at a conversion rate of US$1 = R8.50 (September 2012: US$1 = R8.24, December 2011: US$1 = R8.11, June 2012: US$1 = R8.21).

The balance sheet as at 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)

for the six months ended 31 December 2012 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2012	3 333	287	389	4 009
Share-based payments	–	16	–	16
Net profit for the period	–	–	147	147
Other comprehensive income for the period	–	26	–	26
Dividends paid	–	–	(25)	(25)
Balance – 31 December 2012	**3 333**	**329**	**511**	**4 173**
Balance – 30 June 2011	3 491	94	135	3 720
Issue of shares	3	–	–	3
Share-based payments	–	6	–	6
Net profit for the period	–	–	188	188
Other comprehensive income for the period	–	140	–	140
Dividends paid	–	–	(32)	(32)
Balance – 31 December 2011	**3 494**	**240**	**291**	**4 025**

The currency conversion closing rates for the year ended 31 December 2012: US$1 = R8.50 (December 2011: US$1 = R8.11).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)

	Quarter ended			Six months ended		Year ended
Figures in million	31 December 2012 (Unaudited)	30 September 2012 (Unaudited)	31 December 2011 (Unaudited)	31 December 2012 (Unaudited)	31 December 2011 (Unaudited)	30 June 2012 (Audited)
Cash flow from operating activities						
Cash generated by operations	161	162	193	323	349	586
Interest and dividends received	4	3	2	7	4	10
Interest paid	(4)	(4)	(4)	(8)	(10)	(18)
Income and mining taxes (paid)/refunded	(25)	13	(18)	(13)	(20)	(33)
Cash generated by operating activities	**136**	**174**	**173**	**309**	**323**	**545**
Cash flow from investing activities						
Restricted cash transferred to disposal group	(10)	(20)	–	(30)	–	–
Proceeds on disposal of investment in associate	–	–	–	–	–	28
Proceeds on disposal of Evander 6 and Twistdraai	–	–	–	–	–	15
Proceeds on disposal of Merriespruit South	7	–	–	7	–	–
Other investing activities	(5)	–	–	(5)	–	(10)
Net additions to property, plant and equipment	(121)	(108)	(96)	(229)	(190)	(404)
Cash utilised by investing activities	**(129)**	**(128)**	**(96)**	**(257)**	**(190)**	**(371)**
Cash flow from financing activities						
Borrowings raised	40	40	–	80	105	188
Borrowings repaid	(19)	(1)	(89)	(20)	(141)	(159)
Ordinary shares issued – net of expenses	–	–	1	–	3	3
Dividends paid	–	(26)	–	(26)	(34)	(57)
Cash generated/(utilised) by financing activities	**21**	**13**	**(88)**	**34**	**(67)**	**(25)**
Foreign currency translation adjustments	**(8)**	**–**	**(4)**	**(7)**	**(19)**	**(35)**
Net increase in cash and cash equivalents	20	59	(15)	79	47	114
Cash and cash equivalents – beginning of period	275	216	164	216	102	102
Cash and cash equivalents – end of period	**295**	**275**	**149**	**295**	**149**	**216**

The currency conversion average rates for the quarter ended: December 2012: US$1 = R8.67 (September 2012: US$1 = R8.25, December 2011: US$1 = R8.10). For year ended: June 2012: US$1 = R7.77. Six months ended: December 2012: US$1 = R8.46 (December 2011: US$1 = R7.61).

Closing balance translated at closing rates of: December 2012: US$1 = R8.50 (September 2012: US$1 = R8.25, December 2011: US$1 = R8.11).

The cash flow statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Segment report (US$/Imperial) (Unaudited)
for the six months ended 31 December 2012

	Revenue		Production cost		Production profit/(loss)		Capital expenditure #		Ounces produced		Tons milled	
	31 December		31 December		31 December		31 December		31 December		31 December	
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	US$ million		US$ million		US$ million		US$ million		oz		t'000	
Continuing operations												
South Africa												
Underground												
Kusasalethu	115	144	99	87	16	57	26	28	64 398	90 729	514	647
Doornkop	105	98	64	59	41	39	18	18	60 282	56 682	570	561
Phakisa	75	66	58	51	17	15	19	20	43 950	38 066	298	264
Tshepong	127	153	89	83	38	70	18	18	74 268	88 028	625	653
Masimong	109	94	61	58	48	36	10	16	63 594	54 335	526	512
Target 1	116	109	55	55	61	54	23	17	69 349	63 016	392	461
Bambanani	50	42	36	48	14	(6)	8	19	29 289	26 524	107	146
Joel	97	80	41	39	56	41	9	4	56 264	45 590	354	327
Unisel	54	45	35	33	19	12	4	4	30 929	25 785	257	211
Target 3	43	29	31	28	12	1	8	5	25 656	17 265	186	170
Surface												
All other surface operations	87	98	56	61	31	37	24	6	52 886	56 811	5 294	5 092
Total South Africa	**978**	**958**	**625**	**602**	**353**	**356**	**167**	**155**	**570 865**	**562 831**	**9 123**	**9 044**
International												
Hidden Valley	73	95	66	55	7	40	28	12	42 793	51 698	1 044	981
Total international	**73**	**95**	**66**	**55**	**7**	**40**	**28**	**12**	**42 793**	**51 698**	**1 044**	**981**
Total continuing operations	**1 051**	**1 053**	**691**	**657**	**360**	**396**	**195**	**167**	**613 658**	**614 529**	**10 167**	**10 025**
Discontinued operations												
Evander	75	96	45	49	30	47	13	12	47 583	58 225	330	352
Total discontinued operations	**75**	**96**	**45**	**49**	**30**	**47**	**13**	**12**	**47 583**	**58 225**	**330**	**352**
Total operations	**1 126**	**1 149**	**736**	**706**	**390**	**443**	**208**	**179**	**661 241**	**672 754**	**10 497**	**10 377**

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$30 million (2011: US$15 million).

DEVELOPMENT RESULTS (Metric)

Quarter ended December 2012

	Reef Meters	Sampled Meters	Channel width (Cm's)	Channel value (g/t)	Gold (Cmg/t)
Kusasalethu					
VCR Reef	394	383	84.81	19.91	1 688
All Reefs	**394**	**383**	**84.81**	**19.91**	**1 688**
Doornkop					
South Reef	330	342	37.22	21.07	784
All Reefs	**330**	**342**	**37.22**	**21.07**	**784**
Phakisa					
Basal	414	429	97.09	10.22	993
All Reefs	**414**	**429**	**97.09**	**10.22**	**993**
Tshepong					
Basal	371	356	8.89	172.87	1 536
B Reef	300	259	58.06	13.97	811
All Reefs	**671**	**615**	**29.57**	**41.64**	**1 231**
Masimong 5					
Basal	304	297	51.79	16.74	867
B Reef	123	126	82.49	10.32	851
All Reefs	**426**	**423**	**60.95**	**14.15**	**862**
Target					
Elsburg	296	227	139.28	8.01	1 116
Basal	3	7	22.00	32.35	712
A Reef	115	75	138.02	11.03	1 523
B Reef	84	57	139.57	13.14	1 834
All Reefs	**498**	**365**	**136.82**	**9.52**	**1 302**
Target 1					
Elsburg	115	82	234.88	7.96	1 870
All Reefs	**115**	**82**	**234.88**	**7.96**	**1 870**
Total Bambanani					
(Incl. Bambanani. Steyn 2)					
Basal	61	61	166.88	17.00	2 836
All Reefs	**61**	**61**	**166.88**	**17.00**	**2 836**
Joel					
Beatrix	193	182	228.62	7.97	1 823
All Reefs	**193**	**182**	**228.62**	**7.97**	**1 823**
Unisel					
Basal	293.6	229	138.20	12.57	1 737
Leader	428.1	363	209.44	6.21	1 300
All Reefs	**722**	**592**	**181.90**	**8.08**	**1 469**
Target 3					
Elsburg	181	145	85.21	8.09	689
Basal	3	7	22.00	32.35	712
A Reef	115	75	138.02	11.03	1 523
B Reef	84	57	139.57	13.14	1 834
All Reefs	**383**	**283**	**108.40**	**10.49**	**1 138**
Evander 8					
Kimberley	380	378	29.47	52.35	1 542
All Reefs	**380**	**378**	**29.47**	**52.35**	**1 542**
Total Harmony					
Basal	1 446	1 378	74.10	17.68	1 310
Beatrix	193	182	228.62	7.97	1 823
Leader	428	363	209.44	6.21	1 300
B Reef	507	441	75.48	12.64	954
A Reef	114.6	74.5	138.02	11.03	1 523
Elsburg	296.2	227	139.28	8.01	1 116
Kimberley	379.6	378	29.47	52.35	1 542
South Reef	330	342	37.22	21.07	784
VCR	394	383	84.81	19.91	1 688
All Reefs	**4 088**	**3 769**	**93.22**	**13.93**	**1 299**

DEVELOPMENT RESULTS (Imperial)

Quarter ended December 2012

	Reef Feet	Sampled Feet	Channel Width (Inch)	Channel Value (oz/t)	Gold (In.oz/t)
Kusasalethu					
VCR Reef	1 292	1 257	33	0.59	19
All Reefs	**1 292**	**1 257**	**33**	**0.59**	**19**
Doornkop					
South Reef	1 082	1 122	15	0.60	9
All Reefs	**1 082**	**1 122**	**15**	**0.60**	**9**
Phakisa					
Basal	1 358	1 407	38	0.30	11
All Reefs	**1 358**	**1 407**	**38**	**0.30**	**11**
Tshepong					
Basal	1 218	1 168	3	5.88	18
B Reef	984	848	23	0.41	9
All Reefs	**2 202**	**2 016**	**12**	**1.18**	**14**
Masimong 5					
Basal	996	973	20	0.50	10
B Reef	402	413	32	0.31	10
All Reefs	**1 398**	**1 386**	**24**	**0.41**	**10**
Target					
Elsburg	972	745	55	0.23	13
Basal	10	23	9	0.91	8
A Reef	376	244	54	0.32	17
B Reef	277	185	55	0.38	21
All Reefs	**1 634**	**1 198**	**54**	**0.28**	**15**
Target 1					
Elsburg	378	269	92	0.23	21
All Reefs	**378**	**269**	**92**	**0.23**	**21**
Total Bambanani					
(Incl. Bambanani. Steyn 2)					
Basal	200	200	66	0.49	33
All Reefs	**200**	**200**	**66**	**0.49**	**33**
Joel					
Beatrix	633	598	90	0.23	21
All Reefs	**633**	**598**	**90**	**0.23**	**21**
Unisel					
Basal	963	750	54	0.37	20
Leader	1 405	1 191	82	0.18	15
All Reefs	**2 368**	**1 941**	**72**	**0.23**	**17**
Target 3					
Elsburg	594	476	34	0.23	8
Basal	10	23	9	0.91	8
A Reef	376	244	54	0.32	17
B Reef	277	185	55	0.38	21
All Reefs	**1 256**	**928**	**43**	**0.30**	**13**
Evander 8					
Kimberley	1 245	1 240	12	1.48	18
All Reefs	**1 245**	**1 240**	**12**	**1.48**	**18**
Total Harmony					
Basal	4 745	4 522	29.00	0.52	15.04
Beatrix	633	598	90.00	0.23	20.93
Leader	1 405	1 191	82.00	0.18	14.93
B Reef	1 663	1 447	30.00	0.37	10.95
A Reef	376	244	54.00	0.32	17.49
Elsburg	972	745	55.00	0.23	12.81
Kimberley	1 245	1 240	12.00	1.48	17.71
South Reef	1 082	1 122	15.00	0.60	9.00
VCR	1 292	1 257	33.00	0.59	19.39
All Reefs	**13 412**	**12 366**	**37.00**	**0.40**	**15**

W2CF15632

NOTES





CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy Chairman*
G P Briggs *Chief Executive Officer*
F Abbott *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*1^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Msimang*^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
1 Mozambican

Investor relations team

Henrika Basterfield
Investor Relations Manager
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Company Secretary

Riana Bisschoff
Telephone: +27 11 411 6020
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) *(calls cost 10p a minute plus network extras, lines are open 09:00 am – 17:30 pm, Monday to Friday)*
or +44 (0) 20 8639 3399 *(calls from overseas)*
E-mail: shareholder.services@capitaregistrars.com

ADR Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2013

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director